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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No.                     )*
Maxcom Telecomunicaciones, S.A.B. de C.V.

(Name of Issuer)
Series A Common Stock

(Title of Class of Securities)
57773A 508(1)

(CUSIP Number)
December 31, 2007

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(1) CUSIP number is for the American Depositary Shares (“ADSs”) only. Each ADSs represents seven certificados de participación ordinarios (“CPOs”), each of which currently represents thee shares Series A Common Stock.
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 15 Pages

CUSIP No.	57773A 508	13G	Page	2	of	15 Pages
[Repeat this page as necessary]

1	NAMES OF REPORTING PERSONS: Nexus-Maxcom Holdings I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		- 0 -

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		226,258,438*

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER:

226,258,438*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

226,258,438* (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

28.7%

12	TYPE OF REPORTING PERSON*:

OO

*	Indicates actual shares of Series A Common Stock held directly by a reporting person or shares of Series A Common Stock in the form of CPOs held by a reporting person.

CUSIP No.	57773A 508	13G	Page	3	of	15 Pages
[Repeat this page as necessary]

1	NAMES OF REPORTING PERSONS: Nexus-Banc of America Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		- 0 -

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		226,258,438*

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER:

226,258,438*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

226,258,438* (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

28.7%

12	TYPE OF REPORTING PERSON:

PN

*	Indicates actual shares of Series A Common Stock held directly by a reporting person or shares of Series A Common Stock in the form of CPOs held by a reporting person.

CUSIP No.	57773A 508	13G	Page	4	of	15 Pages
[Repeat this page as necessary]

1	NAMES OF REPORTING PERSONS: Nexus Partners II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		226,258,438*

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER:

226,258,438*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

226,258,438* (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

28.7%

12	TYPE OF REPORTING PERSON:

PN

*	Indicates actual shares of Series A Common Stock held directly by a reporting person or shares of Series A Common Stock in the form of CPOs held by a reporting person.

CUSIP No.	57773A 508	13G	Page	5	of	15 Pages
[Repeat this page as necessary]

1	NAMES OF REPORTING PERSONS: Jacques Gliksberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		42,441

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		316,626,835*

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		42,441

WITH	8	SHARED DISPOSITIVE POWER:

		316,626,835*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	316,669,276* (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	40.1%

12	TYPE OF REPORTING PERSON:

	IN

*	Indicates actual shares of Series A Common Stock held directly by a reporting person or shares of Series A Common Stock in the form of CPOs held by a reporting person.

CUSIP No.	57773A 508	13G	Page	6	of	15 Pages
[Repeat this page as necessary]

1	NAMES OF REPORTING PERSONS: Marco Viola

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		316,626,835*

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER:

316,626,835*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

316,626,835* (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

40.1%

12	TYPE OF REPORTING PERSON:

IN

*	Indicates actual shares of Series A Common Stock held directly by a reporting person or shares of Series A Common Stock in the form of CPOs held by a reporting person.

CUSIP No.	57773A 508	13G	Page	7	of	15 Pages
[Repeat this page as necessary]

1	NAMES OF REPORTING PERSONS: Nexus Partners I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		316,626,835*

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER:

316,626,835*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

316,626,835* (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

40.1%

12	TYPE OF REPORTING PERSON:

OO

*	Indicates actual shares of Series A Common Stock held directly by a reporting person or shares of Series A Common Stock in the form of CPOs held by a reporting person.

Item 1(a) Name of Issuer:
          Maxcom Telecomunicaciones, S.A.B. de C.V. (the “Company”)
Item 1(b) Address of Issuer’s Principal Executive Offices:
Guillermo Gonzalez Camarena No. 2000
Colonia Centro de Ciudad Santa Fe
Mexico, D.F. 01210
Item 2(a) Name of Person Filing:
          This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act: Nexus-Maxcom Holdings I, LLC (“Nexus-Maxcom Holdings”), Nexus-Banc of America Fund II, L.P. (“NBAF II”), Nexus Partners II, L.P. (“NP II”), Nexus Partners I, LLC (“Nexus Partners”), Jacques Gliksberg and Marco Viola, each a “Reporting Person” and, collectively, the “Reporting Persons.”
          The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of 13d-1(k)(1) under the Act.
Item 2(b) Address of Principal Business Office or, if none, Residence:
          The address of the principal business office of each of Nexus-Maxcom Holdings, NBAF II, NP II, Nexus Partners and Mr. Gliksberg is: 400 Skokie Boulevard, Suite 265, Northbrook, IL 60062.
          The address of the principal business office of Mr. Viola is: 1200 E. Putnam Avenue, Riverside, CT 06878.
Item 2(c) Citizenship:
          Each of Nexus-Maxcom Holdings, NBAF II, NP II, and Nexus Partners is organized under the laws of the State of Delaware.
          Messrs. Gliksberg and Viola are citizens of the United States of America.
Item 2(d) Title of Class of Securities:
          Series A Common Stock (the “Series A Common Stock”).
Item 2(e) CUSIP No.:
          57773A 508

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
          Not Applicable.

Item 4 Ownership:
     Nexus-Maxcom Holdings is the direct beneficial owner of 226,258,438 shares of Series A Common Stock, or approximately 28.7% of the total outstanding Series A Common Stock. Nexus Partners is the direct beneficial owner of 1,233,183 shares of Series A Common Stock, or approximately 0.2% of the total outstanding shares of Series A Common Stock. Mr. Gliksberg is the direct beneficial owner of 42,441 shares of Series A Common Stock, or approximately 0.03% of the total outstanding shares of Series A Common Stock.
     The shares of Series A Common Stock beneficially owned by Nexus-Maxcom Holdings may be deemed to be beneficially owned indirectly by: (i) NBAF II, its manager, (ii) NP II, the general partner of NBAF II, (iii) Nexus Partners, the general partner of NP II, and (iv) Messrs. Gliksberg and Viola, the general partners of Nexus Partners. The shares of Series A Common Stock owned by Nexus Partners may be deemed to be beneficially owned indirectly by Messrs. Gliksberg and Viola, its managers.
     Additionally, Bank of America Corporation has retained Nexus Partners and Messrs. Gliksberg and Viola to manage all shares of Series A Common Stock beneficially owned by BAS Capital Funding Corporation (“BAS Capital”), which is the direct beneficial owner of 3,055,035 shares of Series A Common Stock, or approximately 0.4% of the total outstanding Series A Common Stock, BankAmerica Investment Corporation (“BAIC”), which is is the direct beneficial owner of 338,347 shares of Series A Common Stock, or approximately 0.04% of the total outstanding Series A Common Stock, BASCFC-Maxcom Holdings I, LLC (“BASCFC”), which is the direct beneficial owner of 85,741,832 shares of Series A Common Stock, or approximately 10.87% of the total outstanding Series A Common Stock and Nexus-Maxcom Holdings. As a result, Nexus Partners and Messrs. Gliksberg and Viola may be deemed to be the indirect beneficial owners of the shares beneficialy owned directly by BAS Capital, BAIC, BASCFC and Nexus-Maxcom Holdings.
     All of the percentages calculated in this Schedule 13G are based upon an aggregate of 788,965,237 shares of Series A Common Stock outstanding as of September 30, 2007, as disclosed in Amendment No. 3 to the Company’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 17, 2007.
Item 5 Ownership of Five Percent or Less of a Class:
          Not applicable.
Item 6 Ownership of More Than Five Percent on Behalf of Another Person:
          See response to Item 4.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
          Not applicable.
Item 8 Identification and Classification of Members of the Group:
          The Reporting Persons may be deemed to be a “group” for purposes of Section 13(d)(3) of the Act. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.
Item 9 Notice of Dissolution of Group:
          Not applicable.
Item 10 Certification:
          Not applicable.

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2008

NEXUS-MAXCOM HOLDINGS I, LLC

By: Nexus-Banc of America Fund II, L.P.
Its: Manager

By: Nexus Partners II, L.P.
Its: General Partner

By: Nexus Partners I, LLC
Its: General Partner

By:	/s/ Jacques Gliksberg

Name: Jacques Gliksberg
Its: Manager

NEXUS PARTNERS I, LLC

By:	/s/ Jacques Gliksberg

Name: Jacques Gliksberg
Its: Manager

NEXUS-PARTNERS II, L.P.

By: Nexus Partners I, LLC
Its: General Partner

By:	/s/ Jacques Gliksberg

Name: Jacques Gliksberg
Its: Manager

NEXUS-BANC OF AMERICA FUND II, L.P.

By: Nexus Partners II, L.P.
Its: General Partner

By: Nexus Partners I, LLC
Its: General Partner

By:	/s/ Jacques Gliksberg

Name: Jacques Gliksberg
Its: Manager

By:	/s/ Jacques Gliksberg

Name: Jacques Gliksberg

By:	/s/ Marco Viola

Name: Marco Viola

SCHEDULE 13G
 Index Exhibit

Exhibit Number	Exhibit Description
99.1	Joint Filing Agreement